Filed by Occam Networks, Inc.
Commission File No. 001-33069
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Occam Networks, Inc.
Commission File No. 001-33069

September 21, 2010

Dear Occam Networks customer,

I want to thank you for your business with Occam Networks and for your support as we have together started the transition of access networks to IP and Ethernet.  Whether over copper or fiber, Occam has taken great pride as we have watched you deploy infrastructure that we believe will carry the voice, data and video traffic of the 21st century.

As you are aware, on September 16th we announced that Occam had reached a definitive agreement to be acquired by Calix.  We expect the acquisition will close sometime in the Q4 2010/Q1 2011 timeframe, subject to Occam Networks stockholder approval and other customary closing conditions.

Via this letter, I would like to share with you some important information related to the transaction, and to share why I believe this combination will be good for you.

First, let me reiterate that Nexicom has been and remains an important partner to Occam Networks.  They have helped us sell, integrate, install and support our products, and it is Occam’s desire that we continue to work together to fulfill your needs and requirements. Calix has publicly stated that they appreciate the important role partners play for Occam customers, especially as it relates to turnkey integration of complete solutions and installation services. Calix has shared that they are committed to improving the ways they service and support their customers and will continue to evaluate how the combined organization can best service its customers.

Both Calix and Occam share a history of product innovation and a common vision to the evolution of the access network to IP and Ethernet services over fiber and wireless.  We believe the combination will accelerate the development and deployment of advanced solutions to enable you and other Service Providers to transform your networks and businesses.  As I have met with many of you over the past few months, you have affirmed Occam’s leadership and experience with IP and Ethernet solutions, but strongly encouraged me to expand our ONT, management and legacy TDM interfaces.  We expect that this combination of companies brings these key attributes that you have desired.

In addition, the combined company is expected to have expanded people and resources to increase “feet on the street” - providing expanded sales coverage and customer, consultant, and partner support.

During the investor conference call and all media interviews, Calix has stated clear objectives that we intend to implement as soon as possible upon the closing of the transaction:

1)    We plan to integrate the BLC6000, which will be known as the “B-Series”, into the Unified Access portfolio, allowing the B-Series to reside on the same Ethernet ring with C- and E-Series platforms.  Calix intends to continue supporting and investing in the BLC roadmap.

2)    We plan to combine our respective ONT portfolios to make what we believe will be the industry’s broadest portfolio of ONTs, and support that portfolio across all three Calix platforms — the B-Series, the C-Series, and the E-Series.  This is aided by the fact that many of our Single Family Residence ONTs share a common enclosure.

3)    We plan to integrate the “B-Series” into the Calix Management System, or CMS, providing a single, broad, and mature management system across the expanded Unified Access portfolio, and complement CMS with valuable new tools from the Occam Networks inventory.  Our goal is to bring Occam’s simple to operate philosophy to the broader portfolio.

4)    We plan to enhance the Unified Access portfolio to support a broader set of voice protocols, including SIP, H.248, MGCP, as well as legacy TDM protocols.

Carl Russo, my counterpart at Calix, has been very clear about the reasons for the acquisition — he wants to build a great company that can more quickly deliver superior access solutions to the market.  To do this requires Occam people, Occam technology, Occam products and the support of you, Occam customers.  While I am sure the news of the announcement was a surprise to many of you, I hope that you can see the value of the combined company to be a better partner for you.

Please be aware that until the transaction closes, Occam and Calix continue to operate as separate companies and cannot do anything other than plan integration work.  Specific combined roadmaps or new company commitments cannot be made until the close.

Thank you again for your continued support.  All members of Occam’s management team are available to meet or discuss with you the transaction and to address any questions you may have.

Sincerely

Bob Howard-Anderson

CEO and President

Additional Information and Where You Can Find It

Calix will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information.  Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Occam Networks and Calix with the SEC at the SEC’s web site at http://www.sec.gov.  The proxy statement/prospectus and other documents may also be obtained for free by contacting Occam Investor Relations by e-mail at ir@occamnetworks.com, by telephone at 805-692-2957 or by mail at Occam Networks Investor Relations, 6868 Cortona Drive, Santa Barbara, CA 93117 or by contacting Calix Investor Relations by e-mail at Carolyn.Bass@Calix.com, by telephone at 415-445-3232 or by mail at Investor Relations, Calix, Inc., 1035 N. McDowell Blvd., Petaluma, CA 94954.

Participants in the Acquisition of Occam Networks

Occam Networks, Calix, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in Calix’s proxy statement/prospectus when it is filed with the SEC.  Information concerning Occam Networks’ directors and executive officers is set forth in Occam Networks’ proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 8, 2010.  This document is available free of charge at the SEC’s website at www.sec.gov or by going to Occam Networks’ Investor Relations page on its corporate web site at www.Occamnetworks.com.  Information regarding certain of these persons and their beneficial ownership of Calix common stock as of December 31, 2009 is also set forth in the prospectus filed by Calix on March 24, 2010 with the SEC. This document is available free of charge at the SEC’s web site at www.sec.gov or by going to Calix’s Investor Relations page on its corporate website at www.Calix.com.   Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Calix stockholders or Occam Networks stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the words, “believes,” “views,” “expects,” “projects,” “hopes,” “could,” “will,” “intends,” “should,” “estimate,” “would,” “may,” “anticipates,” “plans” and other similar words.  These statements are based on management’s current expectations, estimates, forecasts, projections and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  The forward-looking statements contained in this document include statements about the timing of completing the acquisition, future results; benefits of the acquisition to stockholders, employees, customers and partners; statements about the combined organization’s ability to accelerate the development and deployment of advanced solutions; the ability of the combined organization to expandinterfaces; ability to expand sales coverage and customer, consultant and partner support; the ability to integrate platforms and products; and other statements regarding the proposed acquisition. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Occam Networks does not receive required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which Calix or Occam Networks expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Occam Networks stockholders to approve the proposed acquisition; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Calix and Occam Networks generally, including those set forth in the filings of Calix with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Calix’s prospectus filed with the SEC on March 24, 2010 and its quarterly reports on Form 10-Q, Occam Networks’ annual reports on Form 10-K and quarterly reports on Form 10-Q, each of Calix’s and Occam Networks’ current reports on Form 8-K and other SEC filings.  These forward-looking statements speak only as of the date hereof.  Calix and Occam Networks are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.